November 13, 2019

Jeffrey Hines
President and Chief Executive Officer
The York Water Company
130 East Market Street
York, Pennsylvania 17401

       Re: The York Water Company
           Registration Statement on Form S-3
           Filed November 8, 2019
           File No. 333-234587

Dear Mr. Hines:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation